Exhibit 2.1

[On the letterhead of Corin Orthopaedics Holdings Limited]

8th July 2016

Tornier SAS (“Tornier”)

161, rue Lavoisier

38330 Montbonnot-Saint-Martin

France

Attention: Président

Strictly private and confidential – Project Arc

Dear Lance,

Binding offer to purchase the Arc Business (promesse unilatérale d’achat)

We (the “Buyer”) refer to our indication of interest dated 30 March 2016 and our offer letter dated 6 May 2016 regarding the acquisition of Tornier’s hip and knee orthopaedic implant business (the “Arc Business”) by a wholly-owned subsidiary of Corin Orthopaedics Holdings Limited (the “Transaction”).

We also refer to the letter dated 18 May 2016 (as amended) under which you granted to us an exclusivity period for the negotiation of the agreements required to implement the Transaction. The purpose of the exclusivity letter was to enable us to: (i) complete our confirmatory due diligence on the Arc Business, and (ii) submit a final and binding offer to acquire the Arc Business, so as to enable Tornier to obtain the opinions of its works council and health and safety committee on the Transaction.

We now hereby confirm that we have completed our confirmatory due diligence on the Arc Business and are willing to make a binding offer to purchase the Arc Business (promesse unilatérale d’achat) on the terms of this letter.

Capitalised terms used in this letter, unless otherwise defined herein, shall have the meaning given to them in the BSA (as defined below).

1.	Binding Offer

We hereby promise to Tornier (the “Beneficiary”) to purchase the Arc Business (as fully described in clause 2 of the BSA) for a headline purchase price (the “Purchase Price”) of € 29,675,000 (subject to a deduction for retained working capital of € 8,600,000 to give a net closing purchase price of € 21,075,000 subject to post-closing adjustments) and otherwise on the terms of this letter and of the business sale agreement (the “BSA”) and other ancillary agreements required to implement the Transaction (collectively the “Transaction Documents”) (the “Binding Offer”). A copy of the signed debt and equity financing commitments evidencing our ability to pay the Purchase Price is set out in Schedule 1. The final form of the Transaction Documents is attached to our email of 8th July 2016. The Binding Offer is conditional only on paragraph 2 of this letter. The Beneficiary accepts the benefit of the Binding Offer as an offer (promesse unilatérale d’achat) only and reserves the right at its sole discretion to accept it or not.

2.	Condition to Binding Offer

The Binding Offer is conditional only on no Material Adverse Change occurring between the date of this letter and the Expiration Date (as defined in paragraph 5).

In this paragraph 2, “Material Adverse Change” means any adverse changes in or events affecting the Arc Business which occur between the date of this letter and the Expiration Date (as defined in paragraph 5) which would result in a decrease in the revenues of the Arc Business of 25% or more in the year following the date of the occurrence of the Material Adverse Change compared to the pro rata FY2016 forecast revenues (as presented in the Data Room) for that year, provided that a Material Adverse Change shall in any event be deemed to exclude changes and events:

(a)	relating to or which affect generally the industries and markets in which the Arc Business operates (including the French domestic and global orthopaedic implants industry);

(b)	relating to macroeconomic factors, such as interest rates, foreign exchange rates or general financial market conditions in France or globally;

(c)	relating to changes in Applicable Laws, generally accepted accounting principles or official interpretations of the foregoing, where “Applicable Laws” means, with respect to any person, any law, rule, regulation or decree of any governmental or regulatory authority that applies to that person and any judgement, order, notice or decision of such governmental or regulatory authority that is legally binding on that person;

(d)	resulting from any act or omission by the Beneficiary that the Buyer has approved in writing or that is expressly contemplated by the Transaction Documents; or

(e)	resulting from the announcement of the Transaction.

Either party shall immediately notify the other party of the occurrence of any Material Adverse Change of which it becomes aware between the date of this letter and the Expiration Date.

The Buyer shall have five (5) Business Days from sending or receiving notice of the occurrence of the Material Adverse Change to notify to the Beneficiary whether it wishes to rely on that Material Adverse Change to withdraw the Binding Offer, failing which the Buyer shall be deemed to have waived its right to withdraw the Binding Offer (which shall remain open for acceptance by the Beneficiary). If the Buyer notifies the Beneficiary that it wishes to rely on the Material Adverse Change to withdraw the Binding Offer, the Beneficiary shall have five (5) Business Days from the date of receipt of the Buyer’s notification to serve notice on the Buyer that it disputes the Material Adverse Change (an “Objection Notice”). If no Objection Notice is served by the Beneficiary, the parties shall be deemed to have agreed that a Material Adverse Change has occurred and the Binding Offer shall be deemed immediately withdrawn.

If an Objection Notice is served by the Beneficiary, the Buyer and the Beneficiary shall use their reasonable endeavours to reach agreement within ten (10) Business Days from the date of service of that Objection Notice as to whether a Material Adverse Change has occurred. If the Beneficiary and the Buyer fail to reach agreement within that ten (10) Business Day period, either party shall be entitled to refer the matter(s) in dispute to EY (formerly Ernst & Young) or if, EY is unwilling or unable to act, to an independent expert appointed on the application of either party by the International Centre for Expertise of the International Chamber of Commerce of Paris (France) (the “Expert”) for determination. The Expert shall determine the dispute as an expert (and not as an arbitrator) within two (2) calendar months from the date of its appointment and its decision shall be final and binding upon the parties. The fees of the Expert shall be borne by the party whose proposed determination deviates from the determination finally made by the Expert. The parties shall co-operate in good faith to give to each other and to the Expert all information and explanations as are reasonably required for the determination of the dispute as to whether a Material Adverse Change has occurred. If the Expert determines that a Material Adverse Change has occurred, the Binding Offer shall be deemed immediately withdrawn. If the Expert determines that a Material Adverse Change has not occurred, the Binding Offer shall remain open for acceptance by the Beneficiary in accordance with paragraph 5.

3.	Representations and warranties of the Buyer

The Buyer hereby warrants to the Beneficiary in accordance with the terms of clauses 5.1 to 5.6 of the BSA as if such clauses were incorporated in this Binding Offer, and any reference in those clauses to “this Agreement” (or a similar expression) shall be deemed to be a reference to this Binding Offer.

4.	Ordinary course

Between the date of this letter and the signing of the BSA, the Beneficiary shall use its best endeavours (obligation de moyens) to operate the Arc Business in the ordinary course and consistently with past practice.

5.	Acceptance Notice

The Beneficiary shall be entitled to accept the Binding Offer by delivering to the Buyer a written notice in the form attached hereto as Schedule 2 (the “Acceptance Notice”), at any time until five (5) Business Days (at 5 p.m., Paris time) following the date on which the works council and health and safety committee of Tornier have issued or are deemed to have issued their opinions in respect of the Transaction in accordance with French law, but in any event no later than 14 November 2016 (the “Expiration Date”) unless on the Expiration Date the parties are in dispute under paragraph 2 as to whether a Material Adverse Change has occurred in which case the Expiration Date shall be the date on which that dispute is finally settled or determined in accordance with paragraph 2 plus ten (10) days.

The Acceptance Notice shall confirm the issue or deemed issue of the opinions of the works council and health and safety committee of Tornier in respect of the Transaction. The date on which the Beneficiary delivers the Acceptance Notice to the Buyer hereunder shall be the “Acceptance Date”.

Following receipt of the Acceptance Notice, the Buyer and the Beneficiary shall meet on the date (being a Business Day falling not less than ten (10) days after the date of the Acceptance Notice, unless the Acceptance Notice is received during August 2016 in which case the Buyer and the Beneficiary shall meet on the date being a Business Day falling not less than twenty (20) days after the date of the Acceptance Notice) and at the place specified in the Acceptance Notice to sign or procure the signature of the Transaction Documents in the form attached to our email of 8th July 2016 without any amendment or variation, except for terms which have been subsequently defined, completed or modified with the agreement of the Buyer and the Beneficiary.

The Binding Offer is indivisible and can only be accepted in respect of all and not part only of the Arc Business. The Binding Offer shall terminate on the Expiration Date, unless an extension is agreed between the Buyer and the Beneficiary. Any such termination shall be automatic and immediate (de plein droit et sans formalités) without any compensation being owed to any of the Beneficiary or the Buyer (but without prejudice to any liability for prior breaches of the Binding Offer and subject to paragraph 11.6). The Binding Offer shall in any event terminate on the signature of the Transaction Documents.

The Buyer may not withdraw (rétracter) the Binding Offer for any reason other the occurrence of a Material Adverse Change between the date of this letter and the Expiration Date.

6.	Exclusivity

From the date of this Binding Offer and until the Expiration Date, the Beneficiary shall not, and shall procure that none of its managers, directors, employees or representatives shall, either directly or indirectly, enter into discussions or negotiations regarding the Transaction with any third party, or accept any offer from any third party to purchase or otherwise transfer, directly or indirectly, the Arc Business.

7.	Information and consultation process

Following the signing of this Binding Offer, the Beneficiary shall initiate and conduct diligently the information and consultation process of its works council and health and safety committee in relation to the Transaction, with a view to that process being completed in as short a period as is reasonably practicable.

The Buyer and its managers, directors, employees, agents, representatives and any other person acting on its behalf, shall co-operate with the Beneficiary as may be reasonably required with respect to the information and consultation process of the works council and health and safety committee, including by providing any document or information relating to the Buyer and its group so as to address any issue raised by the works council or the health and safety committee.

The Beneficiary shall keep the Buyer informed in a timely manner of the progress of the information and consultation process and, as appropriate, shall allow the Buyer to participate in any meeting as may be required by the works council or the health and safety committee.

8.	Filing with French Ministry of the Economy

Immediately following the execution of this Binding Offer, the Buyer shall cause the letter set out in Schedule 3 to be sent to the French Ministry of the Economy on a confidential basis. Neither party hereto shall make any further communication to the French Ministry of the Economy concerning the Transaction without the prior written consent of the other party (not to be unreasonably withheld or delayed).

9.	Further assurance

To the extent that the BSA and any of the other Transaction Documents are incomplete as at the date of this letter, including but not limited to the Distribution Agreement and certain schedules to the BSA (such as the schedule containing the Tactical Plan and the schedule for the allocation of the Closing Purchase Price between the Arc Business Assets), the parties shall work together in good faith so as to complete and agree upon the final terms of those Transaction Documents (including their schedules) as soon as possible following the date of this letter.

10.	No binding obligation to sell

For the avoidance of any doubt, the Beneficiary accepts the benefit of the Binding Offer without accepting any obligation to deliver an Acceptance Notice. The Buyer acknowledges that, until an Acceptance Notice is delivered to the Buyer, the Beneficiary shall not be bound by any obligation of any nature whatsoever to proceed with the Transaction.

11.	General provisions

11.1	Confidentiality

The provisions of the confidentiality and non-disclosure agreement dated 2 March 2016 (the “NDA”) shall continue to apply, save that the solicitation by the Buyer of those Transferred Employees located in the French Plant who do not dedicate a majority of their time to the Arc Business (with a view to those Transferred Employees transferring voluntarily to the Buyer on the Effective Date) shall not be deemed to be a breach of paragraph 4 of the NDA (Non-solicitation).

11.2	Announcements

Neither party hereto shall make any announcement (including any communication to the public, to any customers or suppliers of the Arc Business, or to all or any of the employees dedicated to the Arc Business) concerning the provisions or subject matter of this letter or containing any information about the other party hereto without its prior written consent (not to be unreasonably withheld or delayed), other than the announcements by Corin Limited and Wright Medical Group N.V. set out in Schedule 4.

This paragraph 11.2 shall not apply if and to the extent that such announcement is required by law or by any supervisory, regulatory or governmental body having jurisdiction over it, whether or not the requirement has the force of law and provided that any such announcement shall be made only after consultation with the other party (as to the format and content of such announcement).

11.3	Assignment

Neither party hereto shall assign or transfer, or purport to assign or transfer, any of its rights or obligations arising under this letter without the prior written consent of the other party.

11.4	Amendments

No variation of this letter shall be effective unless made in writing and signed by each of the parties hereto.

11.5	Invalidity

If any provision of this letter shall be held to be illegal, void, invalid or unenforceable under the laws of any jurisdiction, the legality, validity and enforceability of the remainder of this letter in that jurisdiction shall not be affected, and the legality, validity and enforceability of the whole of this letter in any other jurisdiction shall not be affected. To the extent possible, the parties hereto shall meet in good faith to replace the stricken provision with a legal, valid and enforceable provision having substantially the same effect.

11.6	Costs

(A)	Subject to paragraph 11.6(B), each party hereto shall bear its own costs arising out of or in connection with the preparation, negotiation and implementation of this letter and the Transaction.

(B)

The Beneficiary shall reimburse to the Buyer, on the Buyer’s written request, all reasonable costs up to a maximum of € 500,000 which have been incurred by the Buyer in connection with the preparation, negotiation and implementation of the Transaction if the Beneficiary fails to give an Acceptance Notice or to sign, or procure the signature of, the Transaction Documents in accordance with paragraph 5 once the works council and health and safety committee of Tornier have issued or are deemed to have issued their opinions in respect of the Transaction in accordance with French law. The Buyer shall in this case provide written evidence to the Beneficiary of the costs that it has incurred. No amount shall be due by the Beneficiary to the Buyer under this paragraph 11.6(B) if either (i) the Binding Offer has been withdrawn due to the condition set out in paragraph 2 not having been satisfied, or (ii) the French Ministry of the Economy has not responded to the letter set out in Schedule 3 or has responded but has not confirmed that the Transaction falls outside the scope of article R153-2 of the French Monetary and Financial Code (Code Monétaire et Financier), or (iii) the Buyer fails to sign, or procure the signature of, the Transaction Documents in accordance with paragraph 5 once the works council and health and safety committee of Tornier have issued or are deemed to have issued their opinions in respect of the Transaction in accordance with French law.

(C)	The Beneficiary hereby declares that the obligation to reimburse the Buyer’s costs in the circumstances set out in paragraph 11.6(B) shall in no way prevent the Beneficiary from declining the Binding Offer, which it is entitled to accept or decline in its sole discretion.

11.7	Notices

(A)	Any notice or other communication required to be given under this letter or in connection with the matters contemplated by it shall be in writing in English and shall be addressed as provided below (or at such other address as the party to whom notice is to be given has communicated in writing to the other party) and may be:

(1)	given by hand delivery, in which case it shall be deemed to have been given upon delivery at the relevant address; or

(2)	sent by an established overnight courier providing proof of delivery, in which case it shall be deemed to have been given upon receipt of the proof of delivery; or

(3)	sent by fax, in which case it shall be deemed to have been given when despatched, subject to confirmation of uninterrupted transmission by a transmission report.

(B)	The addresses of the parties hereto is:

For Tornier

For the attention of:	The Président

Address:	Tornier SAS 161, rue Lavoisier 38330 Montbonnot-Saint-Martin France

Fax number:	+1 901 867 4195

With a copy to:

For the attention of:	General Counsel

Address:	Wright Medical Technology, Inc. 1023 Cherry Road Memphis, TN 38117 United States

Fax number:	+1 901 867 4195

For Corin:

For the attention of:	The Chief Executive Officer

Address:	Corin Limited The Corinium Centre Cirencester Gloucestershire GL7 1YJ England

Fax number:	+44 1285 658960

11.8	Construction

Each of the schedules attached hereto shall form part of this letter which shall be considered as a whole. The mandatory provisions under article L.141-1 and seq. of the French Commercial Code as set forth in clause 6.1(R) of the BSA shall thus be deemed to be part of this letter with respect to the Arc Business as if set out herein.

11.9	Whole agreement

This Binding Offer constitutes the entire agreement between the Buyer and the Beneficiary with respect to its subject matter and supersedes and replaces any and all prior agreements and undertakings, both written and oral, between the Buyer and the Beneficiary with respect to this subject matter (including, without limitation, the indication of interest dated 30 March 2016 and the offer letter dated 6 May 2016, but excluding the provisions of the NDA (as varied by paragraph 11.1 of this letter) which shall continue to apply).

11.10	Specific performance

The Buyer agrees that, by exception to article 1142 of the French Civil Code, the obligations of the Buyer under this Binding Offer, including the obligation of the Buyer to sign the Transaction Documents, may be enforced through specific performance.

11.11	Governing law and arbitration

This letter shall be governed by and construed in accordance with French law, without regard to the principle of conflict of laws that might otherwise be applicable.

Any dispute, action or proceeding seeking to enforce any provision of, or based on any right arising out of, this letter shall be exclusively settled by arbitration administered by and pursuant to the Rules of Arbitration of the International Chamber of Commerce (“ICC”), by a single arbitrator appointed in accordance with the said rules. The seat of arbitration shall be Paris (France). The arbitration proceedings will be conducted in English, and the award will be rendered in writing in English. Unless otherwise ordered by the arbitrator, each party shall bear its own costs and fees, including attorneys’ fees and expenses. The parties agree to treat any award made by the arbitral tribunal as final and binding upon them and immediately enforceable against them, and undertake not to exercise or seek to exercise any right of appeal or other challenge against such final award before any court or jurisdiction. Notwithstanding the foregoing, nothing in this letter shall prohibit the parties from seeking any preliminary, emergency or interim injunctive relief in any court of competent jurisdiction or from the ICC or arbitrators. Judgment upon any award rendered by the arbitrator may be entered by any court having jurisdiction over the party against whom enforcement is sought.

By countersigning this Binding Offer, the Beneficiary accepts the terms of this letter.

Yours faithfully,

The Buyer

/s/ Stefano Alfonsi

Name: Corin Orthopaedics Holdings Limited
By: Stefano Alfonsi
Title: CEO

Accepted and agreed

The Beneficiary

/s/ Lance Berry

Name: Tornier SAS
By: Lance Berry
Title: Président